Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)
Suite 300, 1055 West Hastings Street
Vancouver, BC  V6E 2E9

Item 2

Date of Material Change

February 9, 2006

Item 3

News Release

The new Release dated February 9, 2006 was disseminated via CCN Matthews.

Item 4

Summary of Material Change

Buffalo has agreed to acquire all of the shares of GoldFX Ltd.

Item 5

Full Description of Material Change

Please see attached Schedule "A:"

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

Dated at Vancouver, BC, this 9th day of February 2006

BUFFALO GOLD LTD.

Per:

Damien Reynolds

Damien Reynolds,

Chairman of the Board of Directors

Schedule "A"

BUFFALO TO ACQUIRE AUSTRALIAN GOLD AND URANIUM COMPANY

HIGHLIGHTS

•

EXTENSIVE GOLD PORTFOLIO IN PROVEN GOLDFIELDS IN QUEENSLAND

•

EXTENSIVE URANIUM HOLDINGS IN NORTHERN TERRITORY & QUEENSLAND INCLUDING ONE PROJECT WITH OVER 2,000 SQUARE KILOMETRES OF UNDEREXPLORED TERRAIN WITH INTENSE SURFACE URANIUM ANOMALIES STRIKING FOR IN EXCESS OF 60 KILOMETRES

•

HIGHLY EXPERIENCED MANAGEMENT TEAM IN PLACE WITH A PROVEN TRACK RECORD OF WORLD CLASS DISCOVERIES

•

THIS ACQUISITION SETS THE STAGE FOR BUFFALO TO PURSUE AN AGGRESSIVE GROWTH STRATEGY THROUGH EXPLORATION AND FURTHER ACQUISITIONS

•

AUSTRALIAN PROPERTIES COMPLIMENT THE WORLD CLASS MT. KARE GOLD PROJECT IN PAPUA NEW GUINEA

Vancouver, B.C., February 9, 2006 - Buffalo Gold Ltd., (TSX-V: BUF.U) is pleased to report that it has agreed to acquire all of the shares of GoldFX Ltd., a private Australian junior resource company.  GoldFX owns gold exploration properties in the Drummond Basin and Croydon Goldfields in Queensland and uranium exploration properties in the Georgetown area of Queensland and the Amadeus basin of Northern Territory.  Buffalo will, subject to regulatory approval, issue 4,000,000 shares to the shareholders of GoldFX in exchange for all of the issued and outstanding shares of GoldFX.

This acquisition will permit Buffalo to pursue an aggressive growth strategy in the region and take advantage of opportunities afforded by the GoldFX team and their extensive network of contacts. It will also give Buffalo a highly experienced management team that is already in place to spearhead this growth strategy.

GoldFX has established a large ground position in the Drummond Basin in an arc spanning some 300km south of Newmont’s Pajingo-Vera Nancy mine (>3 million oz) and nearby Yandan (0.6 million oz) and the new gold mine development by BMA Gold at Twin Hills (0.6 million oz).  This land position, known as the Corridors Project, has numerous well-defined targets, primarily for high-grade epithermal style mineralisation, within a geological province that has had a remarkable history of gold discovery and production such as the former the Mount Coolon, Wirralie, Belyando gold mines (which reported resources in excess of 1 million oz).  These targets have pronounced signatures for epithermal gold deposits and are ready for first pass drill testing.  Potential for other gold deposit styles such high sulphidation epithermal deposits and subvolcanic breccia pipes (such as Kidston, Mt. Leyshon >3 million oz) is considered very good.

Croydon Goldfield – Golden Gate Project

GoldFX has also recognised an opportunity for exploration companies to drill deeper within known goldfields and utilise modern techniques to assess previously under-explored areas. On this basis, GoldFX has applied for a permit over known mineralisation within the million ounce Croydon Goldfield in

Queensland.  Exploration of the Golden Gate Project has the objective of discovering extensions of the high-grade gold shoots and along strike at the Golden Gate field.  Buffalo considers this opportunity a very exciting entry into a proven million ounce plus gold field.

URANIUM PROJECTS

Georgetown Goldfield – Juntala Project

The Juntala Gold/Uranium Project is located within the Georgetown Goldfield, well known for its gold and uranium endowment. The Maureen Uranium Deposit is located to the north of GoldFX's permit application and demonstrates the uranium potential of this region.

GoldFX has a primary exploration play based on a strategy of exploring for gold and uranium mineralisation associated with radiometric granites using modern radiometrics data.  The geological concept is based on an empirical association between gold and uranium as seen with the highly radioactive Mount Hogan Granite at Mount Hogan, some 40km to the north of the applications and currently the subject of an exploration program by Newcrest Mining Ltd.

GoldFX's permit covers large radiometric (Uranium) anomalies with the likelihood that hydrothermal systems and gold (uranium-base metal) mineralisation maybe associated with the granite. The uranium-enriched bedrock in the centre of the area provides an obvious source for uranium and indicates the endowment of this region and the potential to locate uranium deposits either outcropping or under cover.

 Buffalo’s exploration strategy will focus on the discovery of large intrusive related gold and uranium deposits within a large permit area using modern radiometrics data.  The Juntala Project covers large radiometric (uranium) anomalies with the likelihood that large hydrothermal systems and gold (uranium-base metal) mineralisation maybe associated with the granite.

Northern Territory Uranium – Lake Amadeus and Lake Neal Projects

GoldFX has permit applications over very large radiometric (uranium) anomalies in the Lake Amadeus and Lake Neal Projects in the Northern Territory.  The holdings comprise over 2,000 square kilometres of an underexplored terrain with intense surface uranium anomalies striking for in excess of sixty kilometres.  These areas have been identified using modern airborne geophysical exploration data flown by the Northern Territory Government.  GoldFX has interpreted the uranium channel within the detailed radiometrics data available and identified more than twenty anomalies which are unlikely to have been prospected.  Uranium mining is currently allowed in the Northern Territory, where several world-class uranium deposits are being mined.

GoldFX Management Team

GoldFX presently has a highly experienced management team in who will join with Buffalo’s existing management to develop these exciting projects.

GoldFX's Australian based Chairman, John Park will join the Buffalo Board as a non-executive director. John is chairman of AIM listed African Eagle Resources plc, which operates in Tanzania, Zambia and Mozambique and is a non-executive director of TSX listed Longview Strategies Inc. Originally a metallurgist he has held senior management & board positions in a number of well-known minerals companies including Selection Trust, BP Minerals and Cluff Minerals and was a founder and executive director of SAMAX Resources which listed on the TSE as SAMAX Gold Inc. in late 1996 and was acquired for more than C$200 million by Ashanti Goldfields Inc. in November 1998. John brings to the board of Buffalo a sound knowledge and considerable experience of a number of aspects of the minerals business combined with a record of success in the commercial and financial side of the industry.

GoldFX’s Managing Director, Mark Dugmore will become Buffalo’s Vice-President Corporate Development.  Mr Dugmore holds a Masters Degree in Exploration & Mining Geology from James Cook University, Australia and has 20 years global experience in the mining and minerals exploration industry.  This experience includes serving as Manager for Australia/Asia/Africa and Global Base Metals for BHP Minerals and as an independent consultant providing advice to the mining industry and government.  He has been involved the discovery and commercial development of several mines and mineral deposits within Australia and overseas and has had involvement in gold and base metal exploration in Australia and the SW Pacific region with a discovery record of almost 2 million ounces of gold and 500,000 tonnes copper.

Bob Skrzeczynski, GoldFX’s Director Exploration & Commercial will be appointed as a consultant to Buffalo.  Mr. Skrzeczynski holds a Masters Degree in Exploration Geology from the Royal School of Mines in London and has 34 years experience in the global minerals exploration industry.  He has both a successful exploration discovery record (which includes discovery of the Cannington deposit, the world’s largest silver producer) and experience in the commercial aspects of the exploration industry.  Mr. Skrzeczynski has held numerous senior management positions in BHP Minerals Exploration which has included responsibility for exploration activities in Australia and overseas and most recently for commercial responsibilities for the Australia, Africa, Asia region.

Gary Arnold, a key consultant to GoldFX, will also be available to Buffalo.  Dr. Arnold holds a Ph.D. in Exploration Geology from James Cook University in Australia and brings over thirty years in the exploration business, mainly in Australia and Papua New Guinea.  He worked for GeoPeko, the Utah Development Co., was Chief Geologist for RGC Exploration, and Dominion Mining.  Dr. Arnold has been involved in the discovery of several viable mines throughout his career, including base metals and gold.  His project generation work assisted the later successes by Utah-BHP of the Eloise and Cannington mines discoveries, he contributed as a manager to the early decisions that led to the Challenger Gold Mine in South Australia and was involved in the discovery of the main orebody at the North Parkes Mine (now owned by Rio Tinto).

Mt. Kare Project, PNG

Buffalo has the right to acquire an interest in the world class Mt. Kare Property in Papua New Guinea Madison Minerals Inc.  Mt. Kare is an epithermal gold deposit with the existing geologic resources (using a 1.0 gm/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 gm/t Au) estimated to be:

Resource Classification	Million Tonnes	gm Au/t	gm Ag/t
Indicated Mineral Resources Inferred Mineral Resources	14.68 10.85	2.36 1.98	33.7 22.7

The Mt. Kare Audit and Resource Estimate was prepared on behalf of Madison Enterprises Corporation by Watts Griffis and McOuat (“WGM”) in November of 1998 and updated by WGM in January of 2000, prior to the implementation of National Instrument 43-101 (“NI43-101”).  As such, this estimate is not compliant with current NI43-101 standards. Although Buffalo considers this resource estimate to be an historic estimate only, Buffalo does consider the resource estimate to be relevant.  The resource categories reported by WGM were based on definitions defined in the Australian code for Reporting of Identified Mineral Resources and Ore Reserves, 1996 (“JORC”).

GoldFX’s Chairman, John Park, said the proposed acquisition represents a unique opportunity to acquire GoldFX’s extensive operational and geological database including the services of a very experienced management team.  “With the addition of a sizeable exploration portfolio in the richly endowed Drummond Basin and the Croydon Goldfield to Buffalo’s existing Mt. Kare project in PNG, Buffalo will immediately command a position at the forefront of emerging Canadian exploration companies”.

Buffalo’s Chairman, Damien Reynolds, agreed stating “Buffalo will have a substantial position in two prolific gold belts in Eastern Australia, and a prospective uranium exploration portfolio in one of the world’s premier jurisdictions, as well as having an experienced locally-based management team to capture new opportunities in the region.”

Buffalo’s President, John V. Tully, P. Geo., is the qualified person for the purposes of NI43-101 that was responsible for the preparation of the technical information disclosed in this news release.

 To find out more about Buffalo (TSX-V: BUF.U), please visit our website at www.buffalogold.ca

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

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